FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Market Announcement, April 25, 2005

2.	Summary of Decisions, Meeting of the Board of Directors, April 20, 2005

3.	Summary of Decisions, Meeting of the Board of Directors, April 15, 2005

4.	Proposal of the Board of Directors to the Annual General Meeting to be held on April 29, 2005

5.	Convocation – Annual General Meeting of Stockholders, March 29, 2005

6.	Matters approved by the Meeting of the Board of Directors of Cemig held on March 30, 2005

7.	Calendar of Corporate Events - 2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
BRAZILIAN LISTED COMPANY
CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company holding public service concessions, with share securities traded on the stock exchanges of New York, Madrid and São Paulo, hereby informs the public, in accordance with its commitment to implement best corporate governance practices, and with Instructions 358 and 359 of the Brazilian CVM (of 3 January 2002 and 22 January 2002 respectively), as follows:

(i)    On 12 April 2005 the aggregate proprietary position of the UBS Group in preferred shares of Cemig, through transactions on securities exchanges and ADRs (American Depositary Receipts), was increased to 6,098,366,579 preferred shares, representing 6.68% of the company’s total preferred shares.

(ii)   The UBS Group is a global conglomerate made up of companies located in various countries, and has discretionary power to act on behalf of some of its clients.

(iii)  This acquisition is a minority investment which does not alter the composition of the control or the management structure of Cemig.

Belo Horizonte, 25 April 2005

Flávio Decat de Moura
Chief Financial and Investor Relations Officer

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190 - 131

Belo Horizonte - MG - Brasil - Fax (0XX31)3299-4691 - Tel.: (0XX31)3299-4524

COMPANHIA ENÉRGETICA DE MINAS GERAIS - CEMIG
Listed company – CNPJ 17.155.730/0001-64

MEETING OF THE BOARD OF DIRECTORS
ON 20 APRIL 2005, AT 3 P.M.

Summary of decisions

The Board of Directors of Companhia Energética de Minas Gerais approved the indicative and non-binding proposal for acquisition of holdings in transmission companies.

Meeting of the Board of Directors

Held on 15 April, 2005, at 10 a.m.

Summary of decisions

The Board of Directors of Companhia Energética de Minas Gerais made the following decisions:

1.     To grant annual paid leave to the Chief Distribution and Sales Officer.

2.     To sign amendments to electricity distribution concession contracts N°s. 002, 003, 004 and 005/05.

3.     To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with Banco do Brasil S.A. for refinancing of debt.

4.     To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with the banks Credit Suisse First Boston and BNP Paribas for refinancing of debt.

PROPOSAL OF THE BOARD OF DIRECTORS TO THE
ANNUAL GENERAL MEETING TO BE HELD ON 29 APRIL 2005

Dear Stockholders:

The financial statements for the business year of 2004 present net profit of R$ 1,384,801,000 for the period, and the Board of Directors has the responsibility of proposing allocation of the company’s profit to the stockholders.

The Board of Directors hereby proposes to you that the net profit for the period, in the amount of R$ 1,384,801,000, should be allocated as follows:

1)  R$ 692 400,000 to be distributed in the form of dividends, corresponding to 50% of the net profit for the business year 2004, namely:

1.1) Dividends in the form of Interest on Equity, in the amount of R$ 510,000,000, made up of:

•     R$ 200,000,000 approved by the Board of Directors on 1 June 2004, payable to stockholders in the Nominal Share Registry on 11 June 2004;

•     R$ 100,000,000 approved by the Board of Directors on 27 August 2004, payable to stockholders in the Nominal Share Registry on 8 September 2004;

•     R$ 170,000,000 approved by the Board of Directors on 30 January 2004, payable to stockholders in the Nominal Share Registry on 10 December 2004; and

•     R$ 40,000,000 approved by the Board of Directors on 28 December 2004, payable to stockholders in the Nominal Share Registry on 10 January 2005.

1.2) Complementary dividends, in the amount of R$ 182,400,000, to which deduction of income tax at source is not applicable, payable to the stockholders inscribed in the Nominal Share Registry on the date on which the Annual General Meeting for 2005 is held.

1.3) The payments of dividends will be in two six-monthly parts. The first payment shall be on 30 June 2005,  in the amount of R$ 346,200,000,  made up of Interest on Equity of R$ 200,000,000 declared on 11 June 2004, Interest on Equity of R$ 100,000,000 declared on 8 September 2004, and Interest on Equity of R$ 46,200,000 declared on 10 December 2004. The second portion of the dividends will be paid on 29 December 2005, in the amount of R$ 346,200,000, made up of complementary Interest on Equity of R$ 123,800,000 declared on 10 December 2004, Interest on Equity of R$ 40,000,000 declared on 28 December 2004, and complementary dividends of R$ 182,400,000. The payment of each of the portions indicated may be brought forward according to the company’s availability of cash and at the decision of the Board of Executive Directors.

2)  R$ 66,834,000 as “Social Profit”, in accordance with the decision of the Annual General Meeting of 30 April 2002, being 5% of Cemig’s net profit for the business year, without including equity income from subsidiaries, to cover the following specific expenses:

2.1) R$ 12,500,000 on the Irapé Hydroelectric Plant Project, to cover environmental costs and costs of land involved in the Term of Agreement with the Federal Public Attorneys’ Office, in relation to capital expenditure in the business year of 2005, complementing the funds allocated by CRCA 047/2002, of 19 July 2002.

2.2) R$ 16,607,000 for financial coverage of the activities of the Minas Gerais Industrial Development Institute (INDI), made up of R$ 11,497,000 relating to the business year 2005 and R$ 5,110,000 to cover part of the current expenses of 2004 not allocated from the “Social Profit” of 2004.

2.3) R$ 37,727,000 to cover part of the value of the third contractual amendment to the Irapé Hydroelectric Plant Project, involving adjustments in capital expenditure on the project’s building works, in the current amount of R$ 69,874,000, as approved by CRCA 180/2004 of 30 December 2004.

The amounts already approved by the Board of Directors for investment in the Irapé Project and in the Light for Everyone Program will be compensated in the “Social Profit” of future business years.

3)  The amount of R$ 205,809.000 will be destined to the following capital expenditure:

3.1) An injection of capital of R$ 38,779,000 in the company Empresa de Infovias S.A. in 2005, which added to the amount of R$ 9,221,000 of profit allocated in 2004 and not used in that business year, completes a total of R$ 48,000,000 of capital expenditure approved in the Budget Proposal for 2005, according to CRCA 179/04, of 28 December 2004.

3.2) An injection of capital of R$ 1,650,000 in 2005 in Cemig PCH S.A., according to a proposal by the Board of Directors, to be decided on today’s date.

3.3) An injection of capital of R$ 4,645,000 in Usina Térmica Barreiro S.A., made up of: R$ 3,445,000 applied in 2004 (R$ 1,030,000 approved by CRCA 089/2004 of 29 July 2004, R$ 1,350,000 approved by CRCA 113/2004 of 30 September 2004, and R$ 1,065,000 approved by CRCA 156/2004 of 14 December 2004); and R$ 1,200,000 to be applied in 2005, in accordance with the Proposal by the Board of Directors to be decided on today’s date.

3.4) An injection of capital of R$ 10,341,000 in 2005 in Companhia Transleste de Transmissão, a special-purpose company, for the implementation of the Irapé-Montes Claros 345kV transmission line, in accordance with CRCA 096/2003 and CRCA 097/2003, both of 19 December 2003.

3.5) An injection of capital of R$ 30,000 in 2005 in Cemig Trading S.A., in accordance with CRCA 096/04 of 27 August 2004.

3.6) An injection of capital of R$ 6,208,000 in 2005 in Companhia Transirapé de Transmissão, for the construction of the Irapé-Araçuai transmission line, in accordance with CRCA 024/05 of 2 February 2005.

3.7) An injection of capital of R$ 6,489,000 in 2005 in Companhia de Transmissão Centro Oeste de Minas, for construction of the Itutinga–Juiz de Fora transmission line, in accordance with CRCA 162/04 of 14 December 2004.

3.8) R$ 137,667,000 for acquisition of stockholding control of the Rosal Energia Hydroelectric Plant, made up of R$ 134,000,000 disbursed in 2004, and R$ 3,667,000 to be disbursed in 2005, being the difference of equity valuation in the balance sheet of that company between 31 August 2004 and 31 December 2004, according to CRCA 138/2004 of 9 November 2004.

4) R$ 419,758,000 will be maintained in stockholders’ equity to support working capital and continuous use in the Capital Expenditure Budget for 2005, approved by the Board of Directors on 28 December 2004, by CRCA 179/04.

Table 1 below summarizes the funds to be disbursed by the company in the business year 2005, covering the allocations listed above to be made in the 2005 business year.

Table 1

CASH BUDGET OF THE COMPANIES FOR 2005 - R$ ’000
(Financial projections by Cemig contained in the 2005 Budget Proposal, approved by CRCA 179/2004 of 28 December 2004.)

Description	Generation Company	Distribution Company	Holding Company
A – INITIAL CASH BALANCE	5,000	10,000	446,116

B –TOTAL FUNDS	3,767,460	9,588,951	2,223,141

Gross revenue	2,884,802	8,306,174	165,000

Capital funds	—	—	1,940,700

- Dividends and Interest on Equity	—	—	1,043,700

- Funds raised (debentures and other instruments)	—	—	897,000

Financings / assistance	862,500	1,205,276	—

- Assistance to consumers	—	182,231	—

- Eletrobras	—	424,245	—

- Debentures	762,500	398,800	—

- FIDC transactions	100,000	200,000	—

Other	20,158	77,501	117,441

C – TOTAL DISBURSEMENTS	3,704,632	9,426,023	2,436,816

Capital expenditure budget	564,800	1,250,800	172,200

- Capital expenditure	564,800	552,700	172,200

- Special projects	—	698,100	—

Expenses budget	512,081	1,802,679	204,491

Electricity purchased	262,232	2,296,665	34,980

Charges on sales revenue	297,182	1,787,023	50,658

Tariff charges and taxes	391,167	945,916	238,298

Debt service	1,142,570	765,950	143,119

Dividends and Interest on Equity	500,000	500,000	1,588,000	(a)

Other disbursements	34,600	76,990	5,070

D – FINAL CASH BALANCE (A+B-C)	67,828	172,928	232,441

Note: (a) This is made up of dividends equal to 50% of the profit for 2004, including Interest on Equity declared in the amount of R$ 510.0 million, and complementary dividends to be calculated in 2005.

Table 2 below shows the calculation of the dividends proposed by the management.

Table 2
CALCULATION OF THE DIVIDENDS PROPOSED

	Holding Company
	2004	2003
Calculation of the minimum dividend payable on the preferred shares under the bylaws

Nominal value of the preferred shares	912,797	912,797
Percentage applicable to the nominal value of the preferred shares	10.00%	10.00%
Value of dividends in accordance with the first criterion for payment	91,280	91,280

Value of stockholders’ equity	7,261,385	6,558,569
Percentage of stockholders’ equity relating to the preferred shares	56.29%	56.29%
Amount of stockholders’ equity pertaining to the preferred shares	4,081,805	3,691,818
Percentage applicable to the portion of stockholders’ equity represented by the preferred shares	3.00%	3.00%
Amount of dividends in accordance with the second criteria for payment	122,454	110,755

Minimum obligatory dividend for the preferred shares under the bylaws - as mentioned in item “a” of this note	122,454	110,755

Obligatory dividends
Net profit for the year	1,384,801	1,197,642
Obligatory dividend under the bylaws: 50.00% of 2004 net profit and 25.00% of 2003 net profit	692,400	299,411

Dividends proposed
Interest on Equity	510,000	250,000
Complementary dividends	182,400	70,494
Total	692,400	320,494

Total of dividend for the preferred shares	389,752	180,406
Total of dividend for the common shares	302,648	140,088

Dividends per thousand shares – R$
Minimum obligatory dividends for the preferred shares under the bylaws	1.34	1.21
Dividends under the bylaws	4.28	1.85
Dividends proposed	4.28	1.98

As you can see, the objective of this proposal is to meet the legitimate interests of the stockholders and the company, for which reason the Board of Directors hopes that it will be approved by yourselves, the stockholders.

Belo Horizonte, 7 March 2005.

Wilson Nélio Brumer – Chairman	Carlos Augusto Leite Brandão – Member

Djalma Bastos de Morais – Vice-Chairman	Francelino Pereira dos Santos – Member

Aécio Ferreira da Cunha – Member	Haroldo Guimarães Brasil – Member

Alexandre Heringer Lisboa – Member	José Augusto Pimentel Pessoa – Member

Andréa Paula Fernandes – Member	José Luiz Alquéres – Member

Antônio Acriano Silva – Member	Maria Estela Kubitschek Lopes – Member

Antônio Luiz Barros de Salles – Member	Nilo Barroso Neto – Member

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

ANNUAL GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to the Annual General Meeting of stockholders, to be held on 29 April 2005 at 2 p.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on the following matters:

1 – To consider, discuss and vote on the Report of Management and the Financial Statements for the business year ended 31   December 2004, and the respective complementary documents.

2 – Allocation of the net profit for the 2004 business year, in accordance with the terms of Section 192 of Law 6404/76, as amended.

3 – Decision on the form and date of payment of Interest on Equity and Dividends, in the amount of R$ 692,400,000.

4 – Election of the members of the Audit Board and their substitute members, and setting of their remuneration.

5 – Setting of the remuneration of the Company’s managers.

Any stockholder who wishes to be represented by proxy in the said General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the company’s bylaws, by depositing proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, state of Minas Gerais, Brazil, by 4 p.m on 27 April or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, 29 March 2005.

Wilson Nélio Brumer

Chairman of the Board of Directors

Matters approved by the meeting of the Board of Directors of Cemig held on 30 March 2005

1.     Advance against future capital increase of the Usina Termelétrica Barreiro S.A..

2.     Internal staff reassignment agreement between CEMIG/Rosal Energia S.A./Gasmig/Efficientia S.A.

INVESTORS RELATIONS SUPERINTENDENCE - IR

CALENDAR OF CORPORATE EVENTS - 2005

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo Agostinho 30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura E-mail: flaviodecat@cemig.com.br Telephone: 55-31-3299-4903 Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are published	Minas Gerais – in Belo Horizonte/MG O Tempo – in Belo Horizonte/MG Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2004.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005
Availability to shareholders	03/10/2005
Publication	04/10/2005

Standard Balance Sheets for year ending on 12/31/2004

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005

Annual Information for year ending on 12/31/2004

Event	Date
Submission to the São Paulo Stock Exchange	05/27/2005

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
• for First Quarter	05/13/2005
• for Second Quarter	08/12/2005
• for Third Quarter	11/14/2005

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/13/2005
Publication of the Public Announcement of AGM	04/14/2005
Annual General Shareholders’ Meeting date	04/29/2005
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/29/2005
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/09/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	02/02/2005
Publication of the Public Announcement of EGS	02/03/2005
General Shareholders’ Meeting date	02/18/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	02/18/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/28/2005

Public Meeting with Analysts

Event	Dates/Locations
Presentation of Results 2004	03/11/2005	CEMIG
Public meeting with analysts, open to other interested parties.	03/15/2005 08:00 a.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/15/2005 04:00 p.m.	APIMEC, São Paulo – SP
Public meeting with analysts, open to other interested parties.	03/16/2005 05:00 p.m.	APIMEC, Rio de Janeiro – RJ
Public meeting with analysts, open to other interested parties.	03/17/2005 08:30 a.m.	ABAMEC, Rio de Janeiro – RJ
Public meeting with analysts, open to other interested parties.	03/18/2005 08:00 a.m.	APIMEC, Brasilia – DF
Public meeting with analysts, open to other interested parties.	03/22/2005 08:30 a.m.	APIMEC, Florianópolis – SC
Public meeting with analysts, open to other interested parties.	03/22/2005 05:00 p.m.	APIMEC, Porto Alegre – RS
Public meeting with analysts, open to other interested parties.	03/31/2005 06:00 p.m.	APIMEC, Fortaleza – CE

Meeting of the Board of Directors

Subject	Date
348[a] Board of Directors Meeting date	02/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/03/2005

Decisions:

1.     To authorize the signature of amendments to the consortium constitution contracts of the Aimorés, Funil, Porto Estrela, Queimado and Igarapava hydroelectric power plants, assigning Cemig’s rights and obligations in relation to them to Cemig Geração e Transmissão S.A.

2.     To submit to the Extraordinary General Meeting of Stockholders to be held on 18 February 2005 the following proposal:

a) To ratify the transfer, from Cemig to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irapé Hydroelectric power plant.

b) To ratify maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW and the Inter-American Development Bank and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992, of the Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A.

c) To ratify the approval of the transfers which are the subject of the Extraordinary General Meeting held on 30 December 2004, the individual amounts of which are greater than or equal to 20 (twenty) times the minimum limit established by the bylaws for authorization by the Board of Directors of Cemig.

3.     To grant annual leave to the Chief Energy Generation and Transmission Officer.

4.     To grant annual leave to the Chief Planning, Projects and Construction Officer.

5.     To authorize closure of the Operational Agreement for the Guilman-Amorim hydroelectric power plant.

6.     To authorize signing of the Electricity Sale Chamber (CCEE) Arbitration Convention.

Meeting of the Board of Directors

Subject	Date
349[a] Board of Directors Meeting date	03/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 03/17/2005

Decisions:

7.     Report of Management and Financial Statements for the business year of 2004.

8.     Proposal of the Board of Directors to the Annual General Meeting to be held on or before 30 April 2005.

9.     Construction of the Irapé - Montes Claros low voltage transmission line.

10.   Advances against future capital increases to the companies Usina Termelétrica Barreiro S.A. (Barreiro Thermo-electric generation plant) and CEMIG PCH S.A. (Cemig Small Hydroelectric Plants).

11.   Contracting with Deloitte Touche Thomatsu for the services of auditing of accounts of the Irapé Construction Consortium (re-ratification of the respective CRCA).

12.   Signature of Agreement and Amendment relating to the Contract to build the Pai Joaquim PCH (Small Hydroelectric Plant).

13.   Construction of the Irapé-Araçuaí low voltage transmission line.

Meeting of the Board of Directors

Subject	Date
350[a] Board of Directors Meeting date	03/30/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 04/10/2005

Decisions:

1.     Advance against future capital increase of the Usina Termelétrica Barreiro S.A..

2.     Internal staff reassignment agreement between CEMIG/Rosal Energia S.A./Gasmig/Efficientia S.A.

Meeting of the Board of Directors – DATE FORECAST

Agenda	Date
Sundry matters	04/20/2005
Sundry matters	05/19/2005
Sundry matters	06/29/2005
Sundry matters	07/28/2005
Sundry matters	08/25/2005
Sundry matters	09/29/2005
Sundry matters	10/27/2005
Sundry matters	11/30/2005
Sundry matters	12/15/2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: May 2, 2005